Burning Rock Biotech Limited

December 2, 2020

VIA EDGAR

Margaret Schwartz

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited (CIK No. 0001792267)

Registration Statement on Form F-1 (File No: 333-251053)

Dear Ms. Schwartz:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Burning Rock Biotech Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Standard Time on December 3, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

The Company understands that Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chairman of the Board of Directors and Chief Executive Officer